UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pfenex Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071 104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 717071 104	Page 2 of 5 Pages

(1)	Names of reporting persons The Dow Chemical Company I.R.S. Identification Nos. 38-1285128
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,093,467 (1)
(6) Shared voting power 960,194 (1)
(7) Sole dispositive power 4,093,467 (1)
(8) Shared dispositive power 960,194 (1)
(9)	Aggregate amount beneficially owned by each reporting person 5,053,661
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) (2) 24.8%
(12)	Type of reporting person (see instructions) CO

(1)	Beneficial ownership includes 4,093,467 shares of Common Stock owned directly by The Dow Chemical Company and 960,194 shares of Common Stock owned by Dow Global Technologies LLC, a direct wholly-owned subsidiary of The Dow Chemical Company.
(2)	Percentage based on 20,405,066 shares of Common Stock outstanding as of December 31, 2014.

CUSIP No. 717071 104	Page 3 of 5 Pages

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Pfenex Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 10790 Roselle Street, San Diego, CA 92121.

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by The Dow Chemical Company, a Delaware corporation (“Dow”).

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2030 Dow Center
Midland, MI 48674

ITEM 2(c)	CITIZENSHIP:

Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share

ITEM 2(e)	CUSIP NUMBER:

717071 104

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 717071 104	Page 4 of 5 Pages

ITEM 4	OWNERSHIP:

(a)	Amount Beneficially Owned: 5,053,661

(b)	Percent of Class: 24.8%*

*Based on 20,405,066 shares of Common Stock outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has *
(i)	Sole power to vote to direct the vote: 4,093,467

(ii)	Shared power to vote or to direct the vote: 960,194

(iii)	Sole power to dispose or to direct the disposition of: 4,093,467

(iv)	Shared power to dispose or to direct the disposition of: 960,194

* Beneficial ownership includes 4,093,467 shares of Common Stock owned directly by Dow and 960,194 shares of Common Stock owned by Dow Global Technologies LLC, a direct wholly-owned subsidiary of Dow.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 717071 104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

THE DOW CHEMICAL COMPANY

By:	/s/ Ronald C. Edmonds
Name: Ronald C. Edmonds
Title: Vice President and Controller